Exhibit 99.6

CALEDONIA MINING CORPORATION PLC	August 12, 2024

Management Discussion and Analysis

This management discussion and analysis (“MD&A”) of the consolidated operating results and financial position of Caledonia Mining Corporation Plc (“Caledonia” or the “Company”) is for the quarter ended June 30, 2024 (“Q2 2024” or the “Quarter”). Information in the MD&A is dated August 12, 2024 except where an earlier dated is stated. The MD&A does not take into account any developments or events after August 12, 2024, and in the event of any conflict, is superseded by any document dated after August 12, 2024. It should be read in conjunction with the Unaudited Condensed Consolidated Interim Financial Statements of Caledonia for the Quarter (the “Interim Financial Statements”) which are available from Caledonia’s website at www.caledoniamining.com. The Interim Financial Statements and related notes have been prepared in accordance with IFRS Accounting Standards, as issued by the International Accounting Standards Board (“IFRS”). In this MD&A, the terms “Caledonia”, the “Company”, the “Group”, “we”, “our” and “us” refer to the consolidated operations of Caledonia Mining Corporation Plc and its subsidiaries unless otherwise specifically noted or the context requires otherwise.

Note that all currency references in this document are in US Dollars (also “$”, “US$” or “USD”), unless stated otherwise.

1.	OVERVIEW

Caledonia is a Zimbabwean focussed exploration, development, and mining corporation. Caledonia owns a 64% stake in the gold-producing Blanket mine (“Blanket”), and 100% stakes in the Bilboes oxide mine, the Bilboes sulphide project (together with the Bilboes oxide mine “Bilboes”) and the Motapa and Maligreen gold mining claims, all situated in Zimbabwe. Caledonia’s shares are listed on the NYSE American LLC (“NYSE American”), depositary interests in Caledonia’s shares are admitted to trading on AIM of the London Stock Exchange plc and depositary receipts in Caledonia’s shares are listed on the Victoria Falls Stock Exchange (“VFEX”) (all under the symbols “CMCL”).

2.	SUMMARY

	Q2		H1		Comment
	2024	2023	2024	2023
Gold produced (oz)	21,174	18,512	38,650	34,653

Gold produced in the Quarter was 14% higher than the second quarter of 2023 (the “comparative quarter”, “comparable quarter” or “Q2 2023”)

20,773 ounces of gold was produced at Blanket in the Quarter (Q2 2023: 17 436 ounces), a 19% increase from the comparable quarter due to higher tonnage and grade offset by lower gold recovery.

401 ounces of gold were produced from the Bilboes oxide mine in the Quarter (Q2 2023: 1,076 ounces). Although the mine was placed on care and maintenance at the end of September 2023, leaching of the heap leach pads continues for as long as it makes a cash contribution.

Consolidated On-mine cost per ounce ($/oz)[1]	926	1,084	966	1,135

On-mine cost per ounce in the Quarter reduced from the comparable quarter due to lower on-mine cost at the Bilboes oxides mine that has been placed on care and maintenance from September 30, 2023. and higher gold ounces sold at Blanket.

All-in sustaining cost (“AISC”) per ounce [1]	1,253	1,357	1,273	1,383

The AISC per ounce in the Quarter decreased by 7.7% compared to the comparative quarter, predominantly due to the higher gold ounces sold and lower on-mine cost. AISC includes the benefit of the solar plant electricity saving ($38 per ounce for the Quarter).

Average gold price ($/oz)[1]	2,300	1,949	2,179	1,909	The average gold price reflects international spot prices.
Gross profit[2] ($’000)	22,933	10,933	36,748	16,783	Gross profit for the Quarter increased from the comparable quarter, due to higher gold revenue and lower production costs.

	Q2		H1		Comment
	2024	2023	2024	2023
Net profit (loss) attributable to shareholders ($’000)	8,429	(513)	10,560	(5,542)

Net profit for the Quarter increased relative to the comparative quarter due to a higher gross profit a net foreign exchange loss, lower finance and other costs, offset by an increase in the tax expense compared to the comparative quarter.

Basic IFRS earnings (loss) per share (“EPS”) ($)	0.43	(0.01)	0.53	(0.31)	Basic IFRS EPS reflects the increase in IFRS profit attributable to shareholders from the EPS loss in the comparable quarter.
Adjusted EPS ($)[1]	0.51	0.10	0.78	(0.17)	Adjusted EPS excludes, inter alia, net foreign exchange gains and losses, deferred tax and fair value movements on derivative financial instruments.
Net cash from operating activities ($’000)	19,086	(2,226)	23,973	(3,102)	The higher operating profit increased the net cash from operating activities in the Quarter.
Net cash and cash equivalents ($’000): - Beginning of the period Apr 1 - End of the period June 30	(14,160) (1,366)				Net cash increased by $12.8 million due to higher operating profit.

1 Non-IFRS measures such as “On-mine cost per ounce”, “AISC”, “average gold price” and “adjusted EPS” are used throughout this document. Refer to section 10 of this MD&A for a discussion of non-IFRS measures.

2 Gross profit is after deducting royalties, production costs and depreciation but before administrative expenses, other income, interest and finance charges and taxation.

Production at Blanket

Quarterly gold production at Blanket was 20,773 ounces, a 19% increase from the comparative quarter. The increase was due to higher tonnes milled and an improved grade offset by lower metallurgical recoveries.

Blanket sold 21,363 ounces in the Quarter. This represented a 19% increase from the comparable quarter, when 17,911 ounces were sold. The ounces sold in the Quarter includes a net movement of 591 ounces of gold work in progress. 6,442 ounces of gold were produced in July 2024, which was 1,379 ounces lower than July 2023 (7,829 ounces).

Production and cost guidance for the year ending December 31, 2024 remains between 74,000 and 78,000 ounces and cost guidance is maintained at an on-mine cost per ounce of between $870 and $970 and AISC of between $1,370 and $1,470 per ounce.

Blanket mineral resource and mineral reserve increase

Following the announcements of encouraging drilling results at Blanket on July 10, 2023 and January 30, 2024, Caledonia announced an increase to the mineral resources and mineral reserves estimates at Blanket on May 15, 2024.

The drilling results increased Blanket's mineral reserve and mineral resource ounces under S-K 1300 (as defined below) by 111% and 36% respectively, with a 7% and 23% increase in mineral reserve and mineral resource grade respectively.

Blanket’s life of mine is estimated to 2034, based only on the updated mineral reserves estimate.

Bilboes sulphide project updates

On June 3, 2024, the Company published a new technical report for Bilboes, which superseded prior technical reports and technical report summaries for Bilboes. The new Bilboes technical report was prepared in accordance with Canada’s National Instrument 43-101 (“NI 43-101”) and did not comply with the SEC’s Subpart 1300 and Item 601 of Regulation S-K (“S-K 1300”). Accordingly, such report should not be considered an S-K 1300 compliant or expert report for purposes of this MD&A.

Due to the issuance of the new report, the Bilboes pre-feasibility study effective December 31, 2023 that was disclosed in the Company’s annual report on Form 20-F (the “20-F”) for the fiscal year ended December 31, 2023, and attached as Exhibit 15.6 to the 20-F, is no longer current. For purposes of S-K 1300, there is therefore no current technical report summary for Bilboes. For purposes of S-K 1300, Bilboes is considered an exploration stage project with no mineral resources and no mineral reserves.

The Company has commissioned a new NI 43-101 feasibility study to upgrade the recent technical report by the end of the first quarter of 2025. This is expected to result in the publication of a S-K 1300 compliant technical report summary at or about the same time. However, there can be no assurance that an S-K 1300 compliant mineral resource or mineral reserve will be identified on the Bilboes project.

Devaluation of the Zimbabwean dollar (RTGS$) and introduction of the new currency known as the ZiG

The RTGS$ devalued from RTGS$ 6,104: US$1 on December 31, 2023 to RTGS$ 22,055: US$1 on March 31, 2024 and to RTGS$ 30,674:US$1 by April 5, 2024. The significant rate of devaluation in the RTGS$ led the Government of Zimbabwe to introduce a new currency which is referred to as the “ZiG” on April 5, 2024 pursuant to the Presidential Powers (Temporary Measures) (Zimbabwe Gold Notes and Coins) Regulations, 2024.

According to the 2024 Monetary Policy Statement issued by the Governor of the Reserve Bank of Zimbabwe (“RBZ”) on April 5, 2024, the ZiG is a structured currency which is anchored by a composite basket of foreign currency and precious metals (mainly gold) held as reserves for this purpose by the RBZ. The ZiG replaced the RTGS$ with immediate effect and was introduced at a rate of ZiG13.56:US$1 on April 5, 2024. On the same date, all RTGS$ balances were translated from RTGS$ to ZiG using an exchange rate of ZiG1: RTGS$ 2,499. The ZiG co-circulates with other foreign currencies in the economy. The retention threshold on gold receipts remained unchanged: gold producers will continue to receive 75% of their revenues in US dollars and the balance in local currency i.e. the ZiG.

The significant devaluation of the RTGS$ in the first five days of the Quarter resulted in foreign exchange losses of $2m in the Quarter. The losses were predominantly incurred on the RTGS$-denominated receivables for gold sales, VAT receivables and cash and cash equivalents which reduced in value in US dollar terms between the date on which the receivable was recognised and the date on which the receivable was settled.

The ZiG was more stable against the US$ since its introduction, compared to the RTGS$. The ZiG closed at an official exchange rate of ZiG13.70:US$1 on June 30, 2024. $100,000 of the foreign exchange losses was attributed to the foreign currency fluctuations of the ZiG to the US$.

Proposed solar sale

Due to the unique operating environment in Zimbabwe and Caledonia’s significant in-country expertise, Caledonia opted to build the solar plant using its own resources rather than relying on an external party to build and own the solar plant by using its own financial resources and selling the resultant power to Blanket on a long-term contract. Accordingly, Caledonia constructed the solar plant at a cost of $14.2 million. As the solar plant is now fully commissioned and is working as planned, Caledonia no longer needs to own the solar plant, provided it retains long term access to the power it produces.

In the second quarter of 2023 management embarked on a process to sell the solar plant. Various offers were received, and a bidder has been given exclusivity to further negotiate the sale of the plant after proving their ability to operate and fund solar plants of similar size and complexity. The offer was received from a reputable global renewable energy operator and management is in an advanced stage of executing agreements to sell the solar plant. The new owners will exclusively supply Blanket with electricity from the plant, on a take-or-pay basis. In recent months the terms of the transaction have been revised to cater for the extension to Blanket's life of mine following the increase in Blanket's mineral reserves and resources, which increased the term of the power purchase agreement which in turn has implications for the overall transaction value. This transaction is expected to realise a profit on Caledonia's investment in the plant, and release cash for reinvestment in Caledonia’s core business of gold mining that yields higher returns to our shareholders. Management is engaging with the relevant government authorities to obtain the necessary regulatory approvals for the transaction, before the transaction is agreed between the parties.

Management Changes

Mr. James Mufara was appointed as Chief Operating Officer on May 1, 2024.

Mr. Steve Curtis did not stand for re-election as a non-executive director at the May 7, 2024 annual general meeting. Mr. Curtis remains a consultant to the Company.

Strategy and Outlook: increased focus on growth opportunities

The immediate strategic focus is to:

●	maintain production at Blanket at the targeted range of 74,000 to 78,000 ounces for 2024 and at a similar level for 2025;

●	complete the Caledonia feasibility study on the Bilboes sulphide project, evaluate funding solutions and commence development of the sulphide project; and

●	continue with exploration activities at Motapa.

The strategy and outlook of Caledonia is further discussed in section 4.12 of this MD&A.

Dividend

To streamline the administration relating to board processes, future dividends are expected to be declared at the same time as the publication of quarterly results (i.e. in the middle of March, May, August, and November. Payment of the dividends will be subject to the usual regulatory and administrative procedures i.e. approximately four weeks after the dividend has been declared. This change noted above relates only to the timing of future dividends; This change does not denote any change in the Company's dividend policy.

3.	SUMMARY FINANCIAL RESULTS

The table below sets out the consolidated profit or loss for the Quarter and the comparative period prepared under IFRS.

Consolidated Statements of profit or loss and other comprehensive income (Unaudited)
($’000’s)
	3 Months ended June 30		6 Months ended June 30
	2024	2023	2024	2023
Revenue	50,107	37,031	88,635	66,466
Royalty	(2,475)	(1,963)	(4,409)	(3,443)
Production costs	(20,460)	(20,726)	(39,420)	(40,576)
Depreciation	(4,239)	(3,409)	(8,058)	(5,664)
Gross profit	22,933	10,933	36,748	16,783
Net foreign exchange loss	(2,014)	(3,610)	(6,153)	(2,077)
Administrative expenses	(3,664)	(3,183)	(6,275)	(9,122)
Net derivative financial instrument expenses	(174)	(54)	(476)	(488)
Equity-settled share-based expense	(305)	(221)	(506)	(331)
Cash-settled share-based expense	(4)	9	(57)	(271)
Other expenses	(664)	(1,461)	(1,264)	(2,099)
Other income	185	168	349	186
Operating profit	16,293	2,581	22,366	2,581
Net finance costs	(794)	(1,057)	(1,520)	(1,824)
Profit before tax	15,499	1,524	20,846	757
Tax expense	(5,151)	(1,273)	(7,681)	(4,775)
Profit (loss) for the period	10,348	251	13,165	(4,018)

Other comprehensive income
Items that are or may be reclassified to profit or loss
Exchange differences on translation of foreign operations	178	(330)	34	(699)
Total comprehensive income for the period	10,526	(79)	13,199	(4,717)

Profit (loss) attributable to:
Owners of the Company	8,429	(513)	10,560	(5,542)
Non-controlling interests	1,919	764	2,605	1,524
Profit (loss) for the period	10,348	251	13,165	(4,018)

Total comprehensive income attributable to:
Owners of the Company	8,607	(843)	10,594	(6,241)
Non-controlling interests	1,919	764	2,605	1,524
Total comprehensive income for the period	10,526	(79)	13,199	(4,717)

Earnings (loss) per share ($)
Basic earnings (loss) per share	0.43	(0.01)	0.53	(0.31)
Diluted earnings (loss) per share	0.43	(0.01)	0.53	(0.31)
Adjusted earnings (loss) per share ($)
Basic	0.51	0.10	0.78	(0.17)
Dividends paid per share ($)	0.14	0.14	0.28	0.28

Revenue in the Quarter was 35.3% higher than the comparative quarter due to a 14.7% increase in the quantity of gold sold and an 18% increase in the average price of gold sold. Sales in the Quarter exclude 1,066 ounces of gold that was held as work-in-progress at June 30, 2024 and which were sold early in July 2024, and include 1,657 ounces of gold sold that were held as work-in-progress as at March 31, 2024.

The royalty rate payable to the Zimbabwe Government was unchanged at 5%.

Production costs comprise the costs of electricity, labour, administrative and other costs such as insurance, software licencing and security that are directly related to production.

Analysis of IFRS production costs between Blanket and Bilboes
	3 months ended June 30 ($’000)		6 months ended June 30 ($’000)
	2024	2023	2024	2023
Blanket	19,663	16,546	37,839	33,051
Bilboes	797	4,180	1,581	7,525
Total	20,460	20,726	39,420	40,576

On mine cost per ounce ($/oz) (section 10)	926	1,084	966	1,135

Total production costs (i.e. at Blanket and Bilboes) decreased by 1.3% in the Quarter compared to the comparative quarter. The reduction was due to the lower operating costs at the Bilboes oxide mine, offset by higher operating costs at Blanket. The Bilboes oxide mine was put on care and maintenance with effect from September 30, 2023; however, leaching of the heap leach pads has and will continue for as long as it makes a positive cash contribution. At Blanket, production costs increased by 18.8% due to higher production and are 1% lower on a per ounce sold basis in the Quarter compared to the comparative quarter.

A narrow focus on the direct costs of production does not fully reflect the total cost of gold production. Accordingly, cost per ounce data for the Quarter and the comparative quarter have been prepared in accordance with the Guidance Note issued by the World Gold Council on June 23, 2013 and is set out in the table below on the following bases:

i.	On-mine cost per ounce[3], which shows the on-mine costs of producing an ounce of gold and includes direct costs that are incurred at the mine;
ii.

All-in sustaining cost per ounce[3], which shows the on-mine cost per ounce plus royalty paid, additional costs incurred outside the mine (i.e., at offices in Harare, Bulawayo, Johannesburg and Jersey), costs associated with maintaining the operating infrastructure and resource base that are required to maintain production at the current levels (sustaining capital investment), the share-based expense (or credit) arising from the awards made to employees under the 2015 Omnibus Equity Incentive Compensation Plan (“OEICP”) less silver by-product revenue; and

iii.

All-in cost per ounce[3], which shows the all-in sustaining cost per ounce plus the costs associated with activities that are undertaken with a view to increasing production (expansion capital investment).

Cost per ounce of gold sold
(US$/ounce)
	Bilboes oxide mine				Blanket				Consolidated
	3 months ended Jun 30		6 months ended Jun 30		3 months ended Jun 30		6 months ended Jun 30		3 months ended Jun 30		6 months ended Jun 30
	2024	2023	2024	2023	2024	2023	2024	2023	2024	2023	2024	2023

On-mine cost per ounce[3]	1,992	3,905	1,903	6,372	906	915	947	951	926	1,084	966	1,135
All-in sustaining cost per ounce[3]	2,136	4,005	2,014	6,470	1,236	1,198	1,258	1,204	1,253	1,357	1,273	1,383
All-in cost per ounce[3]	2,136	4,026	2,014	8,977	1,420	1,470	1,401	1,473	1,433	1,614	1,413	1,727

3On-mine cost per ounce, all-in sustaining cost per ounce and all-in cost per ounce are non-IFRS measures. Refer to section 10 for a reconciliation of these amounts to IFRS.

A reconciliation of costs per ounce to IFRS production costs is set out in section 10.

On-mine cost

Production costs are detailed in note 6 to the Interim Financial Statements. On-mine cost includes the procurement margin paid to CMSA and represents a fair value that Blanket would pay for consumables if they were sourced from a third party.

The consolidated on-mine cost per ounce for the Quarter was 14.6% lower than the comparative quarter due to the substantial reduction in the on-mine cost per ounce at the Bilboes oxide mine. The decrease in consolidated on-mine cost per ounce compared to the comparative quarter is illustrated in the graph below.

The cost of oxide mining at Bilboes contributed a reduction of $149 per ounce compared to the comparable quarter after it was placed on care and maintenance with effect from September 30, 2023. Leaching activities related to the heap leach pad have continued and will continue for as long as it makes a cash contribution. Bilboes is discussed further in section 4.9.

Blanket's on-mine cost per ounce decreased by 1.0% from $915 per ounce in the comparative quarter to $906 per ounce in the Quarter.

Electricity use at Blanket increased due to the continued use of infrastructure such as the No. 4, 6 Winze, Lima and Jethro shafts in addition to the Central shaft. Electricity costs also increased due to higher maximum demand charges. Electricity use is expected to reduce over the next 2-3 years as mining transitions from the old mine infrastructure, above 750 meters underground, to areas below 750 meters which are accessed via Central shaft.

Other initiatives such as the installation of power factor correction equipment at Blanket is expected to reduce the maximum demand charges which have contributed to the higher electricity cost and alleviate low voltage occurrences, which require the use of expensive diesel generation to provide back-up power. The phasing out of old equipment with a higher power consumption compared to new equipment is also expected to reduce the power consumption over time.

The inter-company benefit of the solar plant (owned by Caledonia) is not recognised in on-mine cost because the solar plant sells power to Blanket at a price per kilowatt/hour which reflects Blanket's historic blended cost per unit of power. The economic benefit of the solar plant is therefore recognised by Caledonia, rather than by Blanket, and the benefit ($38 per ounce of gold produced in the Quarter) is reflected in the AISC rather than the on-mine cost. The solar plant has the added benefit of stabilising the Blanket electrical grid by improving the power factor and in turn reducing the generator use to supplement reactive power. The proposed sale of the solar plant to a third party should have no effect on the terms or quality of supply from the solar plant to Blanket.

In April 2023 Blanket concluded a power supply agreement with the Intensive Energy Users Group (“IEUG") and the Zimbabwean power utility to allow the IEUG to obtain power outside Zimbabwe which is "wheeled” to the IEUG members. During the Quarter Blanket paid less for IEUG sourced energy but the incidences of power outages and low voltage occurrences did not reduce due to the poor condition of the Zimbabwe grid which meant that diesel costs continued to be incurred to supplement the low voltage occurrences.

Labour costs at Blanket increased during the Quarter due to a higher headcount, holiday overtime, high bonus provisions (due to above-target production being achieved in the Quarter), and inflationary increases compared to the comparative quarter. In the Quarter, on a per ounce basis the labour cost at Blanket increased by $24 per ounce from the comparable quarter.

Consumable costs per ounce at Blanket in the Quarter decreased by $33 per ounce due to higher ounces sold in the Quarter compared to the comparative quarter which meant that fixed consumable costs were spread across more ounces.

Other production costs remained stable and reduced on a per ounce basis by $7 per ounce in the Quarter compared to the comparative quarter.

All-in sustaining cost

All-in sustaining cost includes inter alia administrative expenses incurred outside Zimbabwe and excludes the intercompany procurement margin and the benefits of solar power as this reflects the consolidated cost incurred at the Group level. The all-in sustaining cost per ounce for the Quarter was 7.7% lower than the comparative quarter due to higher ounces sold and lower on mine costs. AISC excludes inter group charges such as the procurement margin and the margin on the sale of solar power which are included in the on-mine cost.

AISC was lower than in the comparable quarter because of the reduction in the cost at the Bilboes oxide mine in the Quarter partly offset by a higher proportion of the capital and administrative expenditures which are allocated to sustaining cost rather than all in cost.

The decrease in AISC per ounce in the Quarter compared to the comparative quarter is illustrated in the graph below:

All-in cost

All-in cost includes investment in expansion projects at Blanket and Bilboes which remained at a high level in the Quarter due to the continued investment, as discussed in section 4.7 of this MD&A. All-in cost does not include pre-feasibility investment in exploration and evaluation projects.

The depreciation charge in the Quarter increased because of an increase in the depreciable cost base following the commissioning of the Central shaft and the new tailings storage facility.

Net foreign exchange movements in the Quarter relate to profits and losses arising on monetary assets and liabilities that are held in currencies other than the USD - principally the RTGS$ (in the first week of the Quarter prior to the replacement of the RTGS$ with the ZiG as discussed in section 4.10), but also, to a much lesser effect, the ZiG, South African Rand and the British pound. The net foreign exchange loss in the Quarter amounted to $2 million and the net losses were predominantly due to the significant devaluation of the RTGS$ exchange rate against the USD before it was replaced by the ZiG on April 5. Foreign exchange losses were predominantly incurred on the RTGS$-denominated bullion receivables for gold sales, taxation receivables and cash and cash equivalents which reduced in value in US dollar terms between the date on which the receivable was recognised and the date on which the receivable was settled.

Administrative expenses are detailed in note 8 to the Interim Financial Statements and include the costs of Caledonia’s offices and personnel in Harare, Johannesburg, Bulawayo, the UK and Jersey which provide the following functions: technical services, finance, procurement, investor relations, corporate development, legal and company secretarial.

Administrative expenses
	3 months ended June 30 ($’000)		6 months ended June 30 ($’000)
	2024	2023	2024	2023
Investor relations	102	159	237	322
Listing fees	172	353	321	592
Directors (Caledonia and Blanket)	191	144	380	331
Employee cost	2,145	1,435	3,350	2,815
Professional consulting fees and advisory services	450	155	685	3,192
Other	604	937	1,302	1,870
Total	3,664	3,183	6,275	9,122

Administrative expenses in the Quarter were 15.1% higher than the comparative quarter, predominantly due to an increase in employee cost for the shared services centre in Zimbabwe which, in due course, will provide services to both Blanket mine and to the Bilboes sulphide project. In the comparable quarter these costs were incurred as a cost of production for the Bilboes oxide mine. These resources have now been reallocated to the shared services centre and classified as administrative expenses.

Other expenses are detailed in note 10 to the Interim Financial Statements. During the Quarter, community and social responsibility cost amounted to $390,000 and is further explained in section 4.2. Other expenses include Intermediate Monetary Transaction Tax of $247,000 for the Quarter that is chargeable on the transfer of physical money, electronically or by any other means and ranges from 1% to 2% per transaction performed in Zimbabwe.

The tax expense comprised:

Analysis of consolidated tax expense for the Quarter
($’000’s)	Blanket	South Africa	UK	Bilboes and CHZ	Total
Income tax	4,583	71	-	-	4,654
Withholding tax
Management fee	-	37	-	-	37
Deemed dividend	81	-	-	5	86
CHZ dividends to GMS-UK	-	-	160	-	160
Deferred tax	209	5	-	-	214
	4,873	113	160	5	5,151

The overall effective taxation rate for the Quarter was 33.2% (2023: 83.5%). The effective tax rate bears little relationship to reported consolidated profit before tax. The effective tax rate is higher than the enacted rate due to the following reasons:

●

The rate of income tax in Jersey, the tax domicile of the parent company of the Group (i.e. the Company), is zero, which means there is no tax benefit to be realised by offsetting administrative expenses and expenses incurred in respect of derivatives, and share-based payments

●

Zimbabwean taxable income is calculated in both ZiG$ and USD, whereas the group reports in USD. Large devaluations in the RTGS$ (pre April 5, 2024) against the USD resulted in foreign exchange movements on the RTGS$ tax payable which had an effect on the income tax calculation.

The effective taxation rate for Blanket was 26% (2023: 28.6%). Deferred tax predominantly comprises the difference between the accounting and tax treatments of capital investment expenditure. Most of the tax expense comprised income tax and deferred tax incurred in Zimbabwe.

South African income tax arises on intercompany profits arising at Caledonia Mining South Africa Proprietary Limited (“CMSA”).

Zimbabwe withholding tax arose on the dividends paid from Caledonia Holdings Zimbabwe (Private) Limited (“CHZ”) to the Company’s subsidiary in the UK Greenstone Management Services Holdings Limited (“GMS-UK”).

Basic IFRS EPS for the Quarter improved from a loss of 0.6 cents in the comparative quarter to a profit of 42.9 cents in the Quarter. Adjusted EPS for the Quarter excludes inter alia the effect of foreign net exchange movements and deferred tax. Adjusted EPS improved to 51.3 cents from a profit of 10.0 cents in the comparative quarter. A reconciliation from Basic IFRS EPS to adjusted EPS is set out in section 10.3.

Quarterly dividends of 14 cents per share was paid on April 26, 2024 and July 26, 2024.

The table below sets out the consolidated statements of cash flows for the Quarter and the comparative quarter prepared under IFRS.

Consolidated Statements of Cash Flows (Unaudited)
($’000’s)
	3 months ended June 30		6 months ended June 30
	2024	2023	2024	2023

Cash inflow from operations	20,988	2	27,523	666
Interest received	3	4	9	9
Finance costs paid	(710)	(1,231)	(1,283)	(1,431)
Tax paid	(1,195)	(1,001)	(2,276)	(2,346)
Net cash inflow (outflow) from operating activities	19,086	(2,226)	23,973	(3,102)

Cash flows used in investing activities
Acquisition of property, plant and equipment	(6,897)	(6,009)	(10,638)	(10,602)
Acquisition of exploration and evaluation assets	(733)	(139)	(1,163)	(283)
Acquisition of put options	(168)	(811)	(408)	(811)
Net cash used in investing activities	(7,798)	(6,959)	(12,209)	(11,696)

Cash flows from financing activities
Dividends paid	(2,912)	(2,893)	(5,632)	(5,317)
Payment of lease liabilities	(38)	(35)	(75)	(72)
Shares issued – equity raise (net of transaction cost)	-	4,834	-	15,658
Proceeds from loans and borrowings	2,032	-	2,032	-
Loan note instrument – Motapa payment	-	(1,288)	-	(6,687)
Loan note instrument – solar bond issue receipts (net of transaction cost)	1,939	2,500	1,939	7,000
Net cash from (used in) financing activities	1,021	3,118	(1,736)	10,582

Net increase (decrease) in cash and cash equivalents	12,309	(6,067)	10,028	(4,216)
Effect of exchange rate fluctuations on cash and cash equivalents	485	(30)	(362)	(187)
Net cash and cash equivalents at beginning of the period	(14,160)	3,190	(11,032)	1,496
Net cash and cash equivalents at end of the period	(1,366)	(2,907)	(1,366)	(2,907)

Cash flows from operating activities in the Quarter is detailed in note 23 to the Interim Financial Statements. Cash inflows from operations before working capital changes in the Quarter were $19.8 million, compared to $4.9 million in the comparative quarter.

The table below illustrates the operating cash flow for the Quarter and the last 8 preceding quarters:

Cash generated from operations before working capital changes
($'000's)	Q2 2022	Q3 2022	Q4 2022	Q1 2023	Q2 2023	Q3 2023	Q4 2023	Q1 2024	Q2 2024
Operating cash flow	13,499	13,731	7,099	51	4,865	16,303	297	10,508	19,778

Cash generated from operations before working capital changes in the Quarter improved significantly from the comparable quarter due to increased gold sales, the higher average gold price and lower costs incurred at the Bilboes oxide mine after it had been placed on care and maintenance at the end of September 2023.

Cash inflows from operations were increased by working capital inflows of $1.2 million in the Quarter due to decreased trade payables offset by increased ZiG prepayments to local suppliers that demand prepayments to avoid the risk of devaluation.

Finance costs which comprise Interest on the solar loan notes, rehabilitation liability, unwinding interest and overdraft interest increased from the comparable quarter.

The acquisition of property, plant and equipment relates to the investment at Blanket as discussed further in section 4.7; the investment in exploration and evaluation assets relates to the exploration work at Motapa and Maligreen.

Dividends for the Quarter comprise $2.7 million paid to shareholders of the Company and $0.2 to Blanket’s minority shareholders. A quarterly dividend of 14 cents per share was declared on March 27, 2024 which was paid on April 26, 2024 and a further dividend was declared on July 1, 2024 which was paid on July 26, 2024. The effect of exchange rate fluctuations on cash held reflects gains or losses on cash balances held in currencies other than the US Dollar. The effect on cash balances forms part of an overall foreign exchange gain or loss arising on all affected financial assets and liabilities.

The table below sets out the condensed consolidated statements of Caledonia’s financial position at the end of the Quarter and December 31, 2023 prepared under IFRS.

Summarised Consolidated Statements of Financial Position (Unaudited)
($’000’s)	As at	Jun 30 2024	Dec 31 2023

Total non-current assets		275,743	274,074
Income tax receivable		274	1,120
Inventories		20,401	20,304
Derivative financial assets		20	88
Trade and other receivables		7,882	9,952
Prepayments		5,287	2,538
Cash and cash equivalents		15,412	6,708
Assets held for sale		13,484	13,519
Total assets		338,503	328,303
Total non-current liabilities		25,280	23,978
Cash-settled share-based payments – short term portion		454	920
Income tax payable		4,152	10
Lease liabilities – short term portion		114	167
Loan note instruments – short term portion		855	665
Trade and other payables		18,803	20,503
Overdraft and term loans		16,778	17,740
Liabilities associated with assets held for sale		93	128
Total liabilities		66,529	64,111
Total equity		271,974	264,192
Total equity and liabilities		338,503	328,303

Property, plant and equipment additions at Blanket amounted to $6.3 million (rehabilitation change in estimate excluded and inclusive of intercompany mark-up) in the Quarter. The additions predominantly related to capital development and the construction of the new tailings storage facility (“TSF”) at Blanket.

Inventories include 1,066 ounces of gold which were held by Fidelity Gold Refinery (Private) Limited (“FGR”) in transit to Al Etihad Gold Refinery DMCC (“AEG”) which was sold in early July 2024 (March 31, 2024: 1,657 ounces).

Trade and other receivables are detailed in note 15 to the Interim Financial Statements and include $3.9 million (December 31, 2023: $5.4 million) due from FGR and AEG (payable in ZiG and USD respectively) in respect of gold sales prior to the close of business on June 30, 2024. All outstanding amounts due from FGR and AEG were received in full after the end of the Quarter. $3.6 million of the total trade and other receivables (December 31, 2023: $3.8 million) was due from the Zimbabwe Government in respect of VAT refunds. $1.4 million in respect of VAT refunds comprises ZiG denominated VAT refunds. The outstanding VAT receivables have either been repaid after the end of the Quarter or have been recovered by way of allocating the refunds against income tax payables due to the Government of Zimbabwe.

Prepayments represent deposits and advance payments for goods and services, predominantly paid in ZiG. Prepayments increased by $2.7 million due to larger prepayments made to RTGS$ (from April 5, 2024 ZiG) suppliers and thereby lock-in the cost of goods and services to hedge against the weakening of the RTGS$ against the USD.

The income tax payable amount of $4.7m was paid after Quarter end.

Overdrafts are used for short-term working capital funding requirements in Zimbabwe. Expiration dates and terms of the overdrafts and short-term loans are set out in section 7.

The table below illustrates the distribution of the consolidated cash across the jurisdictions where the Group holds its cash:

Geographical location of net cash ($’000’s)
As at	Jun 30,	Sep 30,	Dec 31,	Mar 31,	Jun 30,
	2023	2023	2023	2024	2024
Zimbabwe	(7,373)	(8,052)	(13,751)	(15,708)	(3,393)
South Africa	834	1,208	1,051	919	750
UK/Jersey/Dubai	3,632	3,652	1,668	629	1,277
Total net cash and cash equivalents	(2,907)	(3,192)	(11,032)	(14,160)	(1,366)

Assets held for sale comprises the book value of the solar plant which is the subject of an ongoing sale process as discussed in section 4.11.

The following information is provided for each of the eight most recent quarterly periods ending on the dates specified. The amounts are extracted from underlying financial statements that have been prepared using accounting policies consistent with IFRS.

($’000’s except per share amounts)	Jun 30,	Sep 30,	Dec 31,	Mar 31,	Jun 30,	Sep 30,	Dec 31,	Mar 31,	Jun 30,
	2022	2022	2022	2023	2023	2023	2023	2024	2024
Revenue	36,992	35,840	34,178	29,435	37,031	41,187	38,661	38,528	50,107
Profit/(loss) attributable to owners of the Company	11,378	8,614	(8,029)	(5,030)	(513)	4,506	(3,162)	2,131	8,429
EPS – basic (cents)	87.7	63.3	(62.2)	(30.3)	(0.6)	24.1	(17.6)	10.6	42.9
EPS – diluted (cents)	87.7	63.3	(62.2)	(30.2)	(0.6)	24.0	(17.6)	10.6	42.9
Net cash and cash equivalents	10,862	6,167	1,496	3,189	(2,907)	(3,192)	(11,032)	(14,160)	(1,366)

4.	OPERATIONS

4.1	Safety, Health and Environment

4.1.1	Blanket

The following safety statistics have been recorded for the Quarter and the preceding eight quarters.

Blanket Safety Statistics
Classification	Q2 2022	Q3 2022	Q4 2022	Q1 2023	Q2 2023	Q3 2023	Q4 2023	Q1 2024	Q2 2024
Fatal	0	0	0	1	0	0	0	0	0
Lost time injury	2	1	1	0	5	2	2	1	0
Restricted work activity	1	1	2	6	7	5	0	5	9
First aid	3	0	0	1	0	0	0	1	0
Medical aid	3	1	2	4	0	1	2	1	3
Occupational illness	0	0	0	0	0	0	0	0	3
Total	9	3	5	12	12	8	4	8	15
Incidents	10	14	6	14	3	10	10	11	13
Near misses	7	6	1	4	4	4	7	5	2
Disability Injury Frequency Rate	0.36	0.22	0.33	0.80	1.35	0.71	0.20	0.66	0.98
Total Injury Frequency Rate	1.08	0.34	0.56	1.36	1.35	0.81	0.40	0.88	1.31
Man-hours worked (000’s)	1,672	1,788	1,801	1,760	1,780	1,982	2,009	1,817	1,829

Blanket’s safety performance compares favourably with other deep level underground gold mines; however, the safety performance at Blanket is a continuous focus area for management.

4.1.2	Bilboes oxide mine

The following safety statistics have been recorded for the Quarter and the preceding quarters since acquisition.

Bilboes Oxide Mine Safety Statistics
Classification	Q1 2023	Q2 2023	Q3 2023	Q4 2023	Q1 2024	Q2 2024
Minor injury	0	2	0	0	2	0
Lost time injury	0	0	0	0	0	0
Occupational Health	0	0	0	0	0	0
Total	0	2	0	0	2	0
Incidents	9	15	2	4	1	1
Near misses	2	5	2	0	0	0
Lost Time Injury Frequency Rate	0	0	0	0	0	0

4.2	Social Investment and Contribution to the Zimbabwean Economy – Blanket

Blanket’s investment in community and social projects (“CSR”) which are not directly related to the operation of the mine or the welfare of Blanket’s employees, the payments made to the Gwanda Community Share Ownership Trust (“GCSOT”) in terms of Blanket’s indigenisation, and payments of taxation and other non-taxation charges to the Zimbabwe Government and its agencies are set out in the table below.

Payments to the Community and the Zimbabwe Government
($’000’s)
Period	Year	CSR Investment	Payments to GCSOT	Payments to Zimbabwe Government (excl. royalties)	Royalties	Total
Year	2013	2,147	2,000	15,354	4,412	23,913
Year	2014	35	-	12,319	3,522	15,876
Year	2015	50	-	7,376	2,455	9,881
Year	2016	12	-	10,637	2,923	13,572
Year	2017	5	-	11,988	3,498	15,491
Year	2018	4	-	10,140	3,426	13,570
Year	2019	47	-	10,357	3,854	14,258
Year	2020	1,689	184	12,526	5,007	19,406
Year	2021	1,163	948	16,426	6,083	24,620
Year	2022	888	1,200	12,060	7,124	21,272
Year	2023	1,491	550	11,871	7,316	21,228
Q1	2024	344	-	2,609	1,893	4,846
Q2	2024	376	225	2,322	2,432	5,355

CSR initiatives fall under seven pillars of education, health, women's empowerment and agriculture, environment, charity, youth empowerment and conservation.

The main CSR programme at Blanket relates to the refurbishment of the maternity clinic, the primary and secondary schools, and the youth centre at Sitezi, which is located approximately 17km from Blanket. Activities in respect of this project during the Quarter include:

●

Installation of seven interactive boards in five classrooms and two laboratories at Sitezi Secondary School. Science laboratory equipment was also delivered to the school and thirty-five desktop computers were deployed to the computer laboratory. Work on the renovation of the administration block also commenced in the Quarter;

●	Construction of the waiting mothers’ shelter which began in the last quarter of 2023 is 98% complete;

●

The bulk of materials, such as batteries and other accessories, for the solar plant to supply power to the clinic, secondary school and primary school was procured in the last quarter and installation of the solar panel stands was completed in the Quarter. The solar power will help maintain cold chains for medical supplies and samples at the clinic and provide lighting and energy supply to the clinic and the two schools for powering IT equipment such as computers and interactive boards.

●

To ensure a secure and stable supply of water in the community, five boreholes were drilled, with two of them yielding water, that is at Connemara Primary School and at Zhokwe. One drinking trough for cattle watering was completed in the Quarter, and the construction of three more is expected to be completed in the next quarter.

●

Work on upgrading the Sabiwa Stadium to meet the requirements of the Zimbabwe Football Association for Division 1/Premier Soccer League stadia in the country continued with the planting of the pitch lawn completed. The caretaker’s cottage was constructed in the Quarter with painting and installation of plumbing still outstanding. Construction of male and female toilet blocks commenced and was at roof level at close of Quarter. The stadium, which had been used exclusively by Sabiwa High School, will cater for footballing activities for the entire local community.

Blanket undertook road repairs of a section of the old Gwanda Road which had been undercut by artisanal miners posing danger of road collapse.

A donation of $50,000 was made to Mater Dei Hospital to renovate sections of the hospital and a dividend of $400,000 was paid to GCSOT in July, 2024. GCSOT has a 10% shareholding in Blanket.

Further information on Blanket’s CSR activities is included in Caledonia’s ESG reports which are published annually on the company’s website

4.3	Gold Production – Blanket

Blanket - Production Statistics
	Year	Tonnes Milled (t)	Gold Head (Feed) Grade (g/t Au)	Gold Recovery (%)	Gold Produced (oz)
Year	2021	665,628	3.36	93.9	67,476
Q1	2022	165,976	3.69	94.1	18,515
Q2	2022	179,118	3.71	93.9	20,091
Q3	2022	198,495	3.53	93.6	21,120
Q4	2022	208,444	3.37	93.7	21,049
Year	2022	752,033	3.56	93.8	80,775
Q1	2023	170,721	3.11	93.8	16,036
Q2	2023	179,087	3.22	94.0	17,436
Q3	2023	208,902	3.46	93.7	21,772
Q4	2023	211,730	3.17	93.6	20,172
Year	2023	770,440	3.25	93.8	75,416
Q1	2024	175,101	3.23	93.9	17,050
Q2	2024	208,682	3.31	93.7	20,773
July	2024	68,287	3.14	93.5	6,442

Gold production for the Quarter was 19.1% higher than the comparative quarter due to the higher tonnages grade offset by lower recovery. Tonnes milled and grade are discussed in section 4.4 of this MD&A; gold recoveries are discussed in section 4.5 of this MD&A.

Production in July 2024 amounted to 6,442 ounces: production in July was adversely affected by a fall-of-ground in the high-grade Eroica section. Alternative mining areas were accessed by the end of July and management is confident that Blanket will achieve its production guidance for 2024 of between 74,000 and 78,000 ounces of gold.

4.4	Underground – Blanket

A total of 208,682 tonnes were milled in the Quarter, which is 16.5% higher than the comparative quarter; the recovered grade for the Quarter was 2.8% higher than the grade in the comparative quarter.

4.5	Metallurgical Plant

Recoveries in the Quarter were 93.7% compared to 94.0% in the comparative quarter.

4.6	Costs

Costs and cost per ounce are discussed in Section 3.

4.7	Capital Projects – Blanket

The main capital development projects are focussed on additional development on producing levels (26, 30 and 34 levels); a future fourth production level (38 level) to be added in due course via a twin decline that commenced in February 2023. 5,121 development metres were achieved in the Quarter compared to 4,258 metres in the previous quarter.

Work on key development areas in the Quarter are detailed below:

●	The 750 Lima Diamond Drilling crosscut and chamber were completed at the end of the Quarter.

●	Work continued on the 990 Eroica North Hanging Wall Extraction haulage and draw points. This extension was necessary to facilitate the mining of exploration drilling platforms in the northern region.

●

The 510 Lima extraction haulage and draw point crosscuts was completed in the quarter. Run-of-mine development work is set to commence in the third quarter to establish Lima 510 as a replacement block.

●	The 990 Haulage north and shunting bays project was completed. This extension was necessary to create additional drilling platforms for exploration purposes.

●	The 990 Blanket Quartz Reef Hanging Wall North Extraction haulage and draw point crosscuts project continued.

●	34L Conveyor incline project was completed in April 2024.

●

1110 Haulage north and shunting bays project has now been extended to the Eroica orebodies. Additionally, exploration Diamond Drilling cubbies are being developed at 30-meter intervals on this haulage. The 34-38 level decline return airway and connection crosscuts project were affected by ventilation and lashing challenges due to spillage handling related delays, orepass hangups, and preferential hoisting of ore instead of waste.

The anticipated total cost of the new TSF is $25.1 million which will be incurred over a period of 3 years (2023: $11.4 million, 2024: $5.4 million and 2025: $8.3 million). Work on the TSF commenced in March 2023 and the first phase of the project was completed at the end of February 2024. Deposition on the new TSF commenced on October 30, 2023 and all of Blanket’s tailings were deposited on the new facility from the beginning of 2024. Work on Phase 1B of the new TSF started in March 2024 and is expected to be completed in the third quarter of 2024. The new TSF is double-lined (clay and a plastic membrane), in compliance with international best-practice.

4.8	Indigenisation

As set out in previous MD&As, transactions that implemented the indigenisation of Blanket (which expression in this section and in certain other sections throughout this MD&A refers to the Zimbabwe company that owns Blanket) were completed on September 5, 2012 following which Caledonia owned 49% of Blanket. In January 2020, following a change to legislation, Caledonia increased its shareholding in Blanket to 64% by the issue of new shares in Caledonia to Fremiro Investments (Private) Limited (“Fremiro”), one of Blanket’s indigenous shareholders, following which Fremiro held approximately 6.3% of Caledonia’s enlarged issued share capital.

Further information relating to the indigenisation transactions and the accounting treatment thereof are set out in the most recent annual MD&A (“Q4 2023 MD&A”) and in Note 5 to the Interim Financial Statements.

The outstanding balance of the facilitation loans at June 30, 2024 was $12.7 million (December 31, 2023: $13.4 million).

4.9	Bilboes

Sulphides feasibility study

On June 3, 2024, the Company published a new technical report for Bilboes, which superseded prior technical reports and technical report summaries for Bilboes. The new Bilboes technical report was prepared in accordance with Canada’s NI 43-101 and did not comply with S-K 1300. Accordingly, such report should not be considered an S-K 1300 compliant or expert report for purposes of this registration statement.

Due to the issuance of the new report, the Bilboes pre-feasibility study effective December 31, 2023 that was disclosed in the Company’s 20-F for the fiscal year ended December 31, 2023, and attached as Exhibit 15.6 to the 20-F, is no longer current. For purposes of S-K 1300, there is therefore no current technical report summary for Bilboes. For purposes of S-K 1300, Bilboes is considered an exploration stage project with no mineral resources and no mineral reserves.

The Company has commissioned a new NI 43-101 feasibility study to upgrade the recent technical report by the end of the first quarter of 2025. This is expected to result in the publication of a S-K 1300 compliant technical report summary at or about the same time. However, there can be no assurance that an S-K 1300 compliant mineral resource or mineral reserve will be identified on the Bilboes project.

Oxide mining activities

In the fourth quarter of 2022, a small operation was started to mine and process oxide mineralisation at Bilboes. The oxide mining activities were restarted predominantly with the objective to generate cash flows to pay for the existing cost structures at Bilboes Holdings (Private) Limited (“Bilboes Holdings”). The costs arising from the oxide mining activities were higher than expected and gold production was lower than expected. The oxide mining activities were therefore placed on care and maintenance at the end of September 2023. Oxide mining activities will resume in due course in conjunction with the larger sulphide project. Leaching of ore which has already been placed on the heap leach continued in the Quarter and had no material effect on Caledonia's financial performance. Leaching activities will continue for as long as they make a positive cash contribution.

4.10	Zimbabwe Commercial Environment

Discussion of the historic development of the commercial environment in Zimbabwe is included in the Q4 2023 MD&A with specific reference to the following matters:

●	Monetary conditions, including the exchange rate

●	Electricity supply

●	Water supply

●	Taxation and royalty

Specific issues that have arisen in the reporting period are as follows:

Monetary Conditions

The current situation in Zimbabwe can be summarised as follows:

●

Blanket produces dore gold that it is obliged to deliver to FGR, a subsidiary of the Mutapa Investment Fund, which refines the gold to a purity of 99.5% on a toll-treatment basis. With effect from April 2023, 25% of the resultant gold is sold to FGR and the remaining 75% is exported by Caledonia to a refiner of its choice outside Zimbabwe for final processing. During the Quarter, all gold exports were sold to AEG. The sale proceeds for the gold sold via the offshore refiner are paid in US dollars to Blanket’s commercial bankers in Zimbabwe within 48 hours of delivery. Management believes this new sales mechanism reduces the risk associated with selling and receiving payment from a single refining source in Zimbabwe. It also creates the opportunity to use more competitive offshore refiners and it may allow for the Company to raise debt funding secured against offshore gold sales. 25% of Blanket's gold is sold to FGR at a price that reflects the prevailing London Bullion Market Association price and the official ZiG/USD exchange rate on the date of sale. Payment is made by FGR to Blanket in RTGS$ (ZiG from April 5, 2024) within 14 days of the sale. FGR deducts a refining fee of 1.24% from the ZiG sale proceeds; FGR collects half of the 5% royalty which is payable to the Government of Zimbabwe in physical gold which is deducted from the amount exported and the balance is paid in USD and ZiG to the proportionately 75:25 revenue split between USD and ZiG.

●	The interbank RTGS$/USD and ZiG/USD exchange rates are set out below.

Interbank Exchange Rates	(RTGS$:US$1)	(ZiG:US$1)
December 31, 2023	6,104.72
March 31, 2024	22,055.47
April 5, 2024	30,674.32	13.56
June 30, 2024		13.70
July 31, 2024		13.79
Aug 8, 2024		13.80

Devaluation of the RTGS$ in the first few days of the Quarter meant that net monetary assets held in RTGS$ devalued in USD terms. In the ordinary course of business, Caledonia has net RTGS$-denominated (from April 5, 2024 ZiG) assets comprising cash and receivables (primarily for the 25% of gold sold to FGR and VAT receivables) and liabilities (mainly comprising deferred taxes). During the first quarter of 2024 and up to April 5, 2024, management engaged more aggressively in local-currency denominated procurement to reduce its RTGS$ and ZiG-denominated cash and to lock in the prices of goods and services. Blanket made prepayments of approximately $2 million by April 5, 2024 by using RTGS$. The ZiG has been more stable against the USD from its introduction on April 5, 2024, but suppliers have been reluctant to accept credit terms when procuring in ZiG and the higher prepayment balances have continued to the end of the Quarter.

The large devaluation in the RTGS$ up to April 5, 2024 and the reluctance in the Zimbabwean local market to accept payment in RTGS$ resulted in large foreign exchange losses of $4.1 million in the first quarter of 2024 and $2 million in the Quarter.

Stability in the ZiG in relation to other currencies will, if continued, reduce the foreign exchange gains and losses accounted for in profit or loss. Net foreign exchange losses related to the ZiG amounted to $100,000 in the Quarter, which is significantly reduced from the losses experienced with the devaluation of the RTGS$.

At the same time as the introduction of the ZiG, the Zimbabwe authorities announced a liberalisation of the foreign exchange market in Zimbabwe. Whereas previously the exchange rate for RTGS$ was determined by the RBZ, in future the exchange rate will be determined by a process of transparent price discovery in an interbank market. To date the price discovery in an interbank market has not been determined as trading in ZiG has been relatively limited.

Electricity supply

The poor quality of electricity supply from the Zimbabwe Electricity Supply Authority (“ZESA”) is the most significant production risk at Blanket. During the Quarter, Blanket experienced interruptions to its power supply from the grid due to an imbalance between electricity demand and supply.

In the absence of equipment to control these surges, Blanket needs to switch to diesel power to allow mining and processing activity to continue, but generator use increases production costs and capital expenditure.

The following initiatives have been implemented by Blanket to alleviate the power challenges:

●	Blanket has 18MVA of installed diesel generating capacity (maximum of 13.6 MW at full capacity, and up to 10MW on continuous running).

●	Blanket has installed auto tap transformers on the ZESA supply line to protect equipment at No. 4 Shaft, Central shaft and the main metallurgical plant from voltage fluctuations.

●	Caledonia installed a 12.2MWac solar plant which was fully commissioned in early February 2023, and now provides approximately 20% of Blanket’s average daily electricity requirement

●

In April 2023 Blanket entered into a power supply agreement with the IEUG and the Zimbabwean power utility to allow the IEUG to obtain power outside of Zimbabwe and contribute to the Zimbabwean power grid. As a result of this arrangement, Blanket has paid a lower tariff for IEUG supplied energy from April 2023, but it has not improved the power quality received at Blanket due to the continued difficulty with the Zimbabwe grid.

The following initiatives are in progress, planned or are under consideration to further alleviate the power challenges Blanket faces:

●

Power factor connection equipment is being installed for the two winders at Central shaft to reduce the peak electricity demand, specifically focusing on power usage when starting up the Central shaft winders. The very high level of power drawn by the winders from the grid has resulted in significant penalty charges from ZESA which has contributed to the increased cost of power. The equipment is intended to reduce the reactive power (kVAR) drawn from the grid and reduce the actual power (kWh) consumed when the Central shaft winders are started up. The initiative has the further benefit of improving the power factor from 0.7 to almost 1, ensuring that power factor penalties from the utility provider are not incurred. Management plans to have the power factor correction equipment installed by the last quarter of 2024. Increasing the hoist payload and hoisting speed and improving the sequencing of hoists at the Central shaft will also allow hoisting to take place outside the peak hours that attract a lower cost per kWh. The improved sequencing will also mean that the hoisting hours are reduced thereby allowing more time for maintenance of the winders and the shaft.

●	Equipment with less efficient power use is being considered for replacement by more efficient modern equipment when the older equipment is due for replacement.

●	Further investigations are in process to reduce Blanket's overall electricity consumption by using the available shafts and machinery more efficiently.

●

Management is performing studies to consider an increase to the solar plant that will increase the stability of supply, enhance the power factor of the Blanket local power network and further reduce the use if diesel generators.

The evaluation of measures to alleviate the instability in the utility supply and further reduce the cost of diesel generated power will be an ongoing focus for management.

Water supply

Blanket uses water in the metallurgical process. The mine is situated in a semi-arid region and rainfall typically only occurs in the period November to February. The 2023/2024 rainy season was poor, and measures to reduce water consumption or to identify additional water sources (e.g. boreholes) are under consideration.  Water levels in the Blanket dam (which despite its name is a public dam, and not owned by the mine) increased in the Quarter following the opening of the Mtshabezi supply by the Zimbabwe National Water Authority (ZINWA). Blanket commissioned a new TSF in October 2023 which is lined with a HDPE geomembrane over a compacted clay layer.  The liner means that water is retained in the TSF (rather than leaching into the ground) which can be recycled back to the plant for re-use. The volume of recycled water from the TSF has increased by 81% in comparison to Q2 2023 and has resulted in a reduction in the amount of raw water extracted from the public dam.

Taxation and royalty

The main elements of the Zimbabwe tax regime insofar as it affects Blanket and Caledonia are as follows:

●

A royalty is levied on gold revenues at a rate of 5% if the gold price is above $1,200 per ounce; a royalty rate at 3% applies if the gold price is below $1,200 per ounce. The royalty is allowable as a deductible expense for the calculation of income tax.

●	The 5% royalty is payable in the same proportions of currencies as revenues are received. From October 9, 2022, 50% of royalty payments are payable in gold.

●

Income tax is levied at 25.75% (2023: 24.72%) on taxable income as adjusted for tax deductions in the tax year. The main adjustments to taxable income for the purposes of calculating tax are the add-back of depreciation and most of the management fees paid by Blanket to CMSA. There is a deduction of 100% of all capital expenditure incurred in the year of assessment. As noted above, the royalty is deductible for income tax purposes. The calculation of taxable income is performed using financial accounts prepared in USD and split between USD and RTGS$ (from April 5, 2024, the ZiG) based on the currency in which the transactions are denominated. Large devaluations in the RTGS$ to the USD has reduced most of the deferred tax liability denominated in RTGS$.

●	Withholding tax is levied on certain remittances from Zimbabwe i.e. dividend payments from Zimbabwe to the UK and payments of management fees from Blanket to CMSA.

4.11	Solar project

As noted in section 4.10, Blanket suffers from unstable grid power and power outages. To partially address this problem, Caledonia has constructed a 12.2 MWac solar plant which was fully commissioned in early February 2023 at a construction cost of $14.2 million and which provided approximately 20% of Blanket’s total electricity requirement during the Quarter.

To optimise the capital structure of the Group, Caledonia Mining Services (Private) Limited (which owns the solar plant) issued $7 million of bonds to institutional investors in Zimbabwe. The bonds have a fixed interest rate of 9.5% payable bi-annually and have a tenor of 3 years from the date of issue. During 2024 all bonds issued by CMS were transferred to CHZ and subsequent bond issues in an amount of $2 million were made by CHZ. Bond repayments are guaranteed by the Company.

Due to the unique operating environment in Zimbabwe and Caledonia’s significant in-country expertise, Caledonia opted to build the solar plant using its own resources rather than relying on an external party to build and own the solar plant using its financial resources and selling the resultant power to Blanket on a long-term contract. Accordingly, Caledonia constructed the solar plant using its own financial resources at a cost of $14.2 million. As the solar plant is now fully commissioned and is working as planned, Caledonia no longer needs to own the solar plant, provided it retains long term access to the power it produces.

Management is in an advanced stage of finalising the contractual arrangements to sell the solar plant whereby the new owners will exclusively supply Blanket with electricity from it. In recent months the terms of the transaction have been revised to cater for the extension to Blanket's life of mine, based on the increase in Blanket's mineral reserves and resources which increases the period of the power purchase agreement which in turn has implications for the overall transaction value. This transaction is expected to realise a profit on Caledonia's investment in the plant and release cash for reinvestment in Caledonia’s core business of gold mining.

The solar asset was classified as held for sale as at June 30, 2024 in the Interim Financial Statements.

4.12	Opportunities and Outlook

Production guidance 2024

Production guidance for Blanket in 2024 is estimated at between 74,000 and 78,000 ounces.

This is forward looking information as defined by National Instrument 51-102. Refer to section 16 of this MD&A for further information on forward looking statements.

On-mine cost

The on-mine cost per ounce at Blanket in the Quarter was $906 which is within the guidance range of $870 to $970 per ounce for 2024. Guidance is maintained.

All-in sustaining cost guidance

AISC per ounce was $1,253 during the Quarter which was lower than production guidance of $1,370 to $1,470 per ounce due to the timing of the sustaining capital spending that is planned for later in 2024. Production guidance is therefore maintained at $1,370 to $1,470 per ounce.

This is forward looking information as defined by National Instrument 51-102. Refer to section 16 of this MD&A for further information on forward looking statements.

Capital expenditure

Capital expenditure at Blanket in 2024 is estimated at $31.6 million (inclusive of CMSA’s mark-up). Planned capital expenditure for 2024 is planned in the following areas:

●	New TSF (Phase 1B) - $5.4 million;

●	Underground capital development at 30 and 34 levels - $8 million;

●	Utilities for the Central shaft infrastructure - $2.5 million;

●	Information technology infrastructure - $1.5 million;

●	Electrical engineering - $3.1 million;

●	Mill and surface engineering - $6.2 million;

●	Staff housing - $1.4 million;

●	MRM equipment - $1.3 million;

●	Deep drilling - $0.8 million; and

●	Ventilation and rock mechanics equipment $0.6m

Expenditure for the Quarter amounted to $5.8 million (inclusive of CMSA’s mark-up) at Blanket and was incurred on the following:

●	New TSF (Phase 1B) - $2 million;

●	Capital development at 30 and 34 levels - $1.9 million;

●	Utilities for the Central shaft infrastructure - $0.4 million; and

●	Deep drilling - $0.2 million.

Dividend

Caledonia has paid a quarterly dividend since 2012, Dividends have typically been declared and paid in January, April, July and August of each year. To streamline the administration relating to board processes, future dividends are expected to be declared at the same time as the publication of quarterly results i.e. in the middle of March, May, August, and November. Payment of the dividends will be subject to the usual regulatory and administrative procedures i.e. approximately four weeks after the dividend has been declared.

This change noted above relates only to the timing of future dividends; This change does not denote any change in the Company's dividend policy.

The board will consider the continuation of the dividend as appropriate in line with other investment opportunities and its prudent approach to risk management including with regard to Blanket maintaining a reasonable level of production; receiving payment in full and on-time for all gold sales; being able to make the necessary local and international payments and being able to replenish its supplies of consumables and other items.

Strategy

The immediate strategic focus is to:

●	maintain production at Blanket at the targeted range of 74,000 to 78,000 ounces for 2024 and at a similar level for 2025;

●

complete the Caledonia feasibility study on the Bilboes sulphide project, evaluate funding solutions and commence development of the sulphide project; and continue with exploration activities at Motapa.

5	EXPLORATION

Caledonia’s exploration activities are focused on Blanket and Motapa.

Blanket

Drilling results at Blanket that targeted the continuity of the AR south, Eroica and Blanket orebodies’ mineralised zones yielded excellent results and, in general, the Blanket, Eroica and AR south ore bodies appear to have better grades and widths than expected. On May 15, 2024 the Company published a technical report which had the following highlights:

●	Increase in Blanket's S-K 1300 mineral reserve and mineral resource ounces by 111% and 36% respectively, with a 7% and 23% increase in mineral reserve and mineral resource grade respectively.
●	Blanket’s life of mine is estimated, based only on the updated mineral reserves estimate, to 2034.

Motapa

Surface trenching of anomalous areas identified through surface geological mapping, geophysical surveys, LOZA ground penetration radar surveys and historical grid soil geochemical sampling surveys has progressed well. To date, 12,288 metres of trenches have been completed from a planned 22,212 metres. The trenching is planned to be completed in October 2024 before the onset of the rainy season.

As a result of the initial geological groundwork, the current trenching results and analysis of historical drill data from the 1980 – 1990’s (16,457 meters), an initial drill program comprising 4,663 metres of reverse circulation drilling (“RC”) and 3,987 meters of diamond drilling (“DD”) commenced in April 2024. As of the end of the Quarter, 2,367 metres of RC drilling and 2,688 meters of DD drilling had been completed. All samples generated are sent to Performance Laboratories in Zimbabwe for fire assay to determine the sample grade.

This initial drill campaign is forecast to be completed by the end of August 2024 with assay results completed by October 2024. Upon the analysis of the results, incorporating historical data, a further drill campaign is envisaged.

6.	INVESTING

An analysis of investments is set out below.

($’000’s)	2021	2022	2023	2024	2024
	Year	Year	Year	Q1	Q2
Property, plant and equipment
Blanket	29,323	34,267	28,240	3,596	5,823
Solar	1,581	12,198	163	-	-
Other	365	967	1,203	2	15
Total investment – property, plant and equipment	31,269	47,432	29,606	3,598	5,838

Exploration and evaluation assets
Bilboes	-	-	73,573	48	143
Connemara North	163	4	-	-	-
Glen Hume	1,176	-	-	-	-
Maligreen	-	1,430	372	7	2
Motapa	-	7,844	2,748	324	588
Other Satellite properties	243	120	-	51	-
Total investment – exploration and evaluation assets	1,582	9,398	76,693	430	733

Investment in property, plant and equipment at Blanket is discussed in section 4.7 and section 4.12 of this MD&A; investment in exploration and evaluation assets is as set out in section 5.

7.	FINANCING

Operating and investing activities at Blanket in the Quarter were funded by Blanket's operating cashflows and from Blanket’s overdraft facilities which were as set out below at June 30, 2024.

Overdraft facilities and term loans
Lender	Loan initiated	Expiry	Repayment terms	Principal value	Balance drawn at June 30, 2024	Undrawn amount at June 30, 2024
Stanbic Bank Limited - ZiG	Sep-23	Sep-24	On demand	ZiG 6.5 million	ZiG Nil	ZiG 6.5 million

Stanbic Bank Limited	Sep-23	Sep-24	On demand	$4 million	$3.4 million	$0.6 million
CABS Bank@	Aug-23	Jul-24	On demand	$2 million	$1.9 million	$0.1 million
CABS Bank*	Mar-24	Mar-27	On demand	$3 million	$3 million	$ Nil million
Ecobank	Mar-24	Feb-25	On demand	$4 million	$4 million	$ Nil million
Nedbank	Apr-24	Apr-25	On demand	$7 million	$4.5 million	$2.5 million
Total USD				$20 million	$16.8 million	$3.2 million

@ $2 million CABS Bank USD denominated loan expiring in July 2024 was fully repaid.

* Included in Loans and borrowing is a term loan from CABS that is repayable over three years.

All of the above overdraft facilities and term loans are unsecured.

Loan notes

As noted in section 4.11, CMS/CHZ has issued $9 million of loan notes to Zimbabwean institutional investors. Due to the expected sale of CMS, the obligations for repayment of the bonds were transferred to CHZ, a wholly owned subsidiary of Caledonia, which became the issuer of the bonds in place of CMS. Caledonia believes the development of a Zimbabwe bond market will be a long-term strategic benefit to the Company; accordingly, Caledonia wishes to retain and develop the existing relationships it has established with institutional bond investors in Zimbabwe who hold the bonds that have already been issued.

8.	LIQUIDITY AND CAPITAL RESOURCES

An analysis of Caledonia’s capital resources are set out below.

Liquidity and Capital Resources
($’000’s)
As at	Dec 31	Mar 31	Jun 30	Sep 30	Dec 31	Mar 31	Jun 30
	2022	2023	2023	2023	2023	2024	2024

Net cash and cash equivalents	1,496	3,189	(2,097)	(3,192)	(11,032)	(14,160)	(1,366)
Net working capital	5,986	3,677	7,674	18,758	14,096	9,320	21,511

During the Quarter cash flows were positively affected by working capital movements of $1.2 million. The net working capital has improved significantly due to increased cash from operating activities. Prepayments that should normalise in future quarters offset by the income tax payable that was made after the Quarter end. Movements in Caledonia’s net cash, overdraft and working capital and an analysis of the sources and uses of Caledonia’s cash are discussed in section 3 of this MD&A. The overdraft and term facilities are held by Blanket with Zimbabwean banks with security and repayment periods as detailed in section 7. The Company’s liquid assets as at June 30, 2024 plus anticipated cashflows exceeded its planned and foreseeable commitments as set out in section 9.

9.	OFF-BALANCE SHEET ARRANGEMENTS, CONTRACTUAL COMMITMENTS AND CONTINGENCIES

There are no off-balance sheet arrangements apart from the facilitation loans which are not reflected as loans receivable for IFRS purposes (refer to note 5 of the Interim Financial Statements). The Company had the following discounted, contractual obligations at June 30, 2024:

Payments due by period
($’000’s)
Falling due	Within 1 year	1-3 Years	4-5 Years	After 5 Years	Total
Trade and other payables	18,803	-	-	-	18,803
Provisions*	93	346	331	8,646	9,416
Capital expenditure commitments	4,435	-	-	-	4,435
Lease liabilities	114	22	-	-	136
Cash-settled share-based payments	454	190	-	-	644
Loan notes (bonds)	855	8,238	-	-	9,093

*Based on the expected timing of the cash flows and not on the gross settlement value assumptions, as valued in note 20 of the Interim Financial Statements.

The capital expenditure commitments relate to materials and equipment which have been ordered by CMSA and which will be sold to Blanket and predominantly relates to the new TSF.

Other than the proposed investment in the exploration properties, the committed and uncommitted investment will be used to maintain Blanket’s existing operations and implement the final development relating to the Central shaft and the further stages of the new TSF, as discussed in section 4.7 of this MD&A.

Committed and uncommitted purchase obligations are expected to be met from the cash generated from Blanket’s existing operations and Blanket’s existing borrowing facilities. The Group leases property for its administrative offices in Jersey, Harare, Bulawayo and Johannesburg; following the implementation of IFRS 16 the Group recognises the liabilities for these leases. As of June 30, 2024, the Group had liabilities for rehabilitation work on Blanket – if the mine is permanently closed – at an estimated discounted cost of $4.1 million (December 31, 2023: $4.7 million), Motapa’s liability amounted to $0.6 million (December 31, 2023: $1.4 million), Maligreen`s liability amounted to $0.8 million (December 31,2023: $0.8 million) and Bilboes’ liability amounted to $4.4 million (December 31, 2023: $4.4 million). After further review of the Motapa area the old TSF at Motapa, previously included in the rehabilitation liability, is not within the area of the mining lease and was therefore subsequently excluded from the rehabilitation liability footprint.

10.	NON-IFRS MEASURES

Throughout this document, we provide measures prepared in accordance with IFRS in addition to some non-IFRS performance measures. As there is no standard method for calculating non-IFRS measures, they are not a reliable way to compare Caledonia against other companies. Non-IFRS measures should be used along with other performance measures prepared in accordance with IFRS. We define below the non-IFRS measures used in this document and reconcile such non-IFRS measures to the IFRS measures we report.

10.1	Cost per ounce

Non-IFRS performance measures such as “on-mine cost per ounce”, “all-in sustaining cost per ounce” and “all-in cost per ounce” are used in this document. Management believes these measures assist investors and other stakeholders in understanding the economics of gold mining over the life cycle of a mine. These measures are calculated on the basis set out by the World Gold Council in a Guidance Note and accordingly differ from the previous basis of calculation. The table below reconciles non-IFRS cost measures to the production costs shown in the financial statements prepared under IFRS.

Reconciliation of IFRS Production Cost to Non-IFRS Costs per ounce
($’000’s, unless otherwise indicated)
	Bilboes Oxides				Blanket				Consolidated
	3 months ended June 30		6 months ended June 30		3 months ended June 30		6 months ended June 30		3 months ended June 30		6 months ended June 30
	2024	2023	2024	2023	2024	2023	2024	2023	2024	2023	2024	2023

Production cost (IFRS)	797	4,180	1,581	7,525	19,667	16,546	37,843	33,051	20,464	20,726	39,424	40,576
COVID-19 labour and consumable expenses	-	-	-	-	-	-	-	-	-	-	-	-
Cash-settled share-based expense	2	-	(7)	-	(59)	8	(149)	(386)	(57)	8	(156)	(386)
Less exploration and safety costs	-	-	-	-	(328)	(293)	(548)	(554)	(328)	(293)	(548)	(554)
On-mine admin costs, employee incentives and intercompany adjustments	-	-	-	-	77	136	539	(162)	77	136	539	(162)
On-mine production cost*	799	4,180	1,574	7,525	19,357	16,397	37,685	31,949	20,156	20,577	39,259	39,474
Gold sales (oz)	401	1,071	827	1,181	21,363	17,911	39,813	33,603	21,764	18,982	40,640	34,784
On-mine cost per ounce ($/oz)	1,992	3,905	1,903	6,372	906	915	947	951	926	1,084	966	1,135

Royalty	42	107	85	116	2,433	1,856	4,324	3,327	2,475	1,963	4,409	3,443
Exploration, remediation and permitting cost	-	-	-	-	13	7	40	30	13	7	40	30
Sustaining capital expenditure#	-	-	-	-	3,460	2,734	6,041	3,713	3,460	2,734	6,041	3,713
Sustaining administrative expenses&	-	-	-	-	2,144	1,582	4,017	2,550	2,144	1,582	4,017	2,550
Silver by-product credit	-	-	-	-	(41)	(29)	(67)	(54)	(41)	(29)	(67)	(54)
Cash-settled share-based payment expense included in production cost	16	-	7	-	41	(8)	149	386	57	(8)	156	386
Cash-settled share-based payment expense	-	-	-	-	-	(9)	53	271	-	(9)	53	271
Equity-settled share-based payment expense	-	-	-	-	305	221	506	331	305	221	506	331
Procurement margin included in on-mine cost*	-	-	-	-	(1,301)	(1,285)	(2,675)	(2,055)	(1,301)	(1,285)	(2,675)	(2,055)
All-in sustaining cost	857	4,287	1,666	7,641	26,411	21,466	50,073	40,448	27,268	25,753	51,739	48,089
Gold sales (oz)	401	1,071	827	1,181	21,363	17,911	39,813	33,603	21,764	18,982	40,640	34,784

Reconciliation of IFRS Production Cost to Non-IFRS Costs per ounce
($’000’s, unless otherwise indicated)

	Bilboes Oxides				Blanket				Consolidated
	3 months ended June 30		6 months ended June 30		3 months ended June 30		6 months ended June 30		3 months ended June 30		6 months ended June 30
	2024	2023	2024	2023	2024	2023	2024	2023	2024	2023	2024	2023

AISC per ounce ($/oz)	2,136	4,005	2,014	6,470	1,236	1,198	1,258	1,204	1,253	1,357	1,273	1,383

Non-sustaining administrative expenses&	-	-	-	2,900	1,520	1,602	2,258	3,672	1,520	1,602	2,258	6,572
Permitting and exploration expenses	-	-	-		18	1	35	19	18	1	35	19
Non-sustaining capital expenditure#	-	22	-	61	2,378	3,252	3,395	5,345	2,378	3,274	3,395	5,406
Total all-in cost	857	4,310	1,666	10,602	30,327	26,320	55,761	49,484	31,184	30,631	57,427	60,086
Gold sales (oz)	401	1,071	827	1,181	21,363	17,911	39,813	33,603	21,764	18,982	40,640	34,784
All-in cost per ounce ($/oz)	2,136	4,026	2,014	8,977	1,420	1,470	1,401	1,473	1,433	1,614	1,413	1,727

* The on-mine cost reflects the cost incurred to produce gold. The procurement margin on consumable sales between CMSA and Blanket is not deducted from on-mine cost as the cost represents a fair value that Blanket would pay for consumables if they were sourced from a third party. The procurement margin on these sales is deducted from all-in sustaining cost and all-in cost as these numbers represent the consolidated costs at a group level, excluding intercompany profit margins.

& Administrative expenses relate to costs incurred by the Group to provide services for mining and related activities. From the last quarter of 2022 administrative expenses have been allocated between AISC and all-in cost. Prior years have been restated in the MD&A.

# Non-sustaining costs are primarily those costs incurred at ‘new operations’ and costs related to ‘major projects at existing operations’. All other costs related to existing operations are considered sustaining.

10.2	Average gold price per ounce

The table below reconciles “Average gold price per ounce” to the revenue shown in the financial statements which have been prepared under IFRS.

Reconciliation of average gold price per ounce
($’000’s, unless otherwise indicated)
	3 months ended June 30		6 months ended June 30
	2024	2023	2024	2023
Revenue (IFRS)	50,107	37,031	88,635	66,466
Revenues from sales of silver	(41)	(29)	(67)	(54)
Revenues from sales of gold	50,066	37,002	88,568	66,412
Gold ounces sold (oz)	21,764	18,981	40,640	34,784
Average gold price per ounce (US$/oz)	2,300	1,949	2,179	1,909

10.3	Adjusted earnings per share

“Adjusted earnings per share” is a non-IFRS measure which management believes assists investors to understand the Company’s underlying performance. The table below reconciles “adjusted earnings per share” to the profit/loss attributable to owners of the Company shown in the financial statements which have been prepared under IFRS. Adjusted earnings per share is calculated by deducting payments to Blanket Employee Trust Services (Private) Limited (“BETS”) (the company that owns 10% of Blanket’s shares on behalf of an employee trust), foreign exchange gains and losses, impairments, deferred tax and inventory write-downs from the profit attributable to the owners of the Company.

Reconciliation of Adjusted earnings (loss) per share (“Adjusted EPS”) to IFRS Profit attributable to owners of the Company
($’000’s, unless otherwise indicated)
	3 months ended June 30		6 months ended June 30
	2024	2023	2024	2023
Profit (loss) for the period (IFRS)	10,348	252	13,165	(4,018)
Non-controlling interest share of profit for the period	(1,919)	(764)	(2,605)	(1,524)
Profit (loss) attributable to owners of the Company	8,429	(512)	10,560	(5,542)
BETS adjustment	(193)	80	(297)	(35)
Earnings (loss) (IFRS)	8,236	(432)	10,263	(5,577)
Weighted average shares in issue (thousands)	19,195	18,083	19,195	18,083
IFRS EPS (cents)	42.9	(2.4)	53.5	(30.8)

Add back (deduct) amounts in respect of foreign exchange movements
Realised net foreign exchange losses	3,227	5,844	6,792	6,060
- less tax	(796)	(1,441)	(1,676)	(1,492)
- less non-controlling interest	(320)	(579)	(674)	(600)
Unrealised net foreign exchange (gains)/losses	(1,213)	(2,234)	(639)	(3,983)
- less tax	382	448	195	781
- less non-controlling interest	143	224	75	330
Adjusted IFRS profit excl. foreign exchange	9,659	1,830	14,336	(4,481)
Weighted average shares in issue (thousands)	19,195	18,083	19,195	18,083
Adjusted IFRS EPS excl. foreign exchange (cents)	50.3	10.1	74.7	(24.8)

Add back (deduct) amounts in respect of:
Reversal of BETS adjustment	193	(80)	297	35
Impairment of property, plant and equipment	-	851	-	851
Deferred tax	(167)	(859)	(60)	76
Non-controlling interest portion of deferred tax and impairment	(3)	9	(23)	(96)
Fair value losses on derivative financial instruments	174	54	476	488
Adjusted profit	9,856	1,805	15,026	(3,127)
Weighted average shares in issue (thousands)	19,195	18,083	19,195	18,083
Adjusted EPS (cents)	51.3	10.0	78.3	(17.3)

11.	RELATED PARTY TRANSACTIONS

Key management personnel are persons responsible for planning, directing and controlling the activities of an entity, and include directors and executive officers of the Company. The amounts paid by the Company for the services provided by key management personnel who are related parties have been determined by negotiation among the parties and are reviewed and approved by the Company’s board. These transactions are in the normal course of operation.

The Company has extended the consultancy agreement with Mr. Curtis, a former director of the Company and Chief Executive Officer, until December 31, 2025 with a monthly fee of US$12,500. During the Quarter, the Company expensed US$37,500 (2023: US$ $37,500) in advisory service fees to Mr. Curtis.

$7,500 rent was paid to Fulbon Investments (Pvt) Limited, of which Mr. Gapare is a director, which supplied office accommodation to CHZ during the Quarter.

12.	CRITICAL ACCOUNTING ESTIMATES

Caledonia’s accounting policies are set out in the Annual Financial Statements. In preparing the Interim Financial Statements, management is required to make estimates and assumptions that affect the amounts represented in the Interim Financial Statements and related disclosures. Use of available information and the application of judgement are inherent in the formation of estimates. Estimates and underlying assumptions are reviewed on an on-going basis. Revisions to accounting estimates are recognised in the period in which the estimates are revised and in any future periods affected. Discussion of recently issued accounting pronouncements is set out in note 4 of the Interim Financial Statements. Information about critical judgements in applying accounting policies that have the most significant effect on the amounts recognised in the Interim Financial Statements is included in the following notes:

i)	Indigenisation transaction

The directors of Caledonia Holdings Zimbabwe (Private) Limited (“CHZ”), a wholly owned subsidiary of the Company, performed an assessment, using the requirements of IFRS 10: Interim Financial Statements (IFRS 10), and concluded that CHZ should continue to consolidate Blanket and accounted for the transaction as follows:

●	Non-controlling interests (“NCI”) are recognised on the portion of shareholding upon which dividends declared by Blanket accrue unconditionally to equity holders as follows:

(a)	20% of the 16% shareholding of National Indigenisation and Economic Empowerment Fund (“NIEEF”); and

(b)	100% of the 10% shareholding of GCSOT.

●	This effectively means that NCI is recognised at Blanket at 13.2% of its net assets.

●

The remaining 80% of the shareholding of NIEEF is recognised as a non-controlling interest to the extent that its attributable share of the net asset value of Blanket exceeds the balance on the facilitation loans including interest.

The transaction with Blanket Employee Trust Services (Private) Limited (“BETS”) is accounted for in accordance with IAS 19 Employee Benefits as the ownership of the shares does not ultimately pass to the employees. The employees are entitled to participate in 20% of the dividends accruing to the 10% shareholding in Blanket if they are employed at the date of such distribution. To the extent that 80% of the attributable dividends exceeds the balance on BETS’ facilitation loan they will accrue to the employees at the date of such declaration.

The Employee Trust, which owns BETS, and BETS, are structured entities which are effectively controlled and consolidated by Blanket. Accordingly, the shares held by BETS are effectively treated as treasury shares in Blanket and no NCI is recognised.

ii)	Site restoration provisions

The site restoration provision has been calculated for Blanket based on an independent analysis of the rehabilitation costs as performed in 2023. For properties in the development phase the restoration costs are recognised at the current estimated cost of restoration undiscounted. For properties in the production phase assumptions and estimates are made when determining the inflationary effect on current restoration costs and the discount rate to be applied in arriving at the present value of the provision where the time value of money effect is significant. Assumptions, based on the current economic environment, have been made that management believes are a reasonable basis for estimating the future liability. These estimates take into account any material changes to the assumptions that occur when reviewed by management. Estimates are reviewed annually and are based on current regulatory requirements. Significant changes in estimates of contamination estimates, restoration standards, and techniques will result in changes to the provision from period to period. Actual rehabilitation costs will ultimately depend on future market prices for the rehabilitation. The final cost of the currently recognised site rehabilitation provision may be higher or lower than currently provided for in the statement of financial position.

iii)	Exploration and evaluation (“E&E”) expenditure

Exploration and evaluation assets are tested for impairment before the assets are transferred to mine development, infrastructure and other assets or when an indicator of impairment is identified. Exploration and evaluations assets are not depreciated.

The Group also makes assumptions and estimates regarding the technical feasibility and commercial viability of the mineral project and the possible impairment of E&E assets by evaluating whether it is likely that future economic benefits will flow to the Group, which may be based on assumptions about future events or circumstances e.g., such as the completion of a feasibility study indicating construction, funding and economic returns that are sufficient. Assumptions and estimates made may change if new information becomes available. If information becomes available suggesting that the recovery of expenditures is unlikely, the amount capitalised is written off in profit or loss in the period the new information becomes available. The recoverability of the carrying amount of exploration and evaluation assets depends on the availability of sufficient funding to bring the properties into commercial production, the price of the products to be recovered and the undertaking of profitable mining operations. As a result of these uncertainties, the actual amount recovered may vary significantly from the carrying amount.

iv)	Income taxes

Significant estimates and assumptions are required in determining the provision for income taxes. There are many transactions and calculations undertaken during the ordinary course of business for which the ultimate tax determination is uncertain. Caledonia records its best estimate of the tax liability including any related interest and penalties in the current tax provision. In addition, Caledonia applies judgement in recognising deferred tax assets relating to tax losses carried forward to the extent that there are sufficient taxable temporary differences (deferred tax liabilities) relating to the same taxation authority and the same taxable entity against which the unused tax losses can be utilised or sufficient estimated taxable income against which the losses can be utilised.

v)	Share-based payment transactions

The fair value of the amount payable to employees in respect of share-based awards, which are settled in cash, is recognised as an expense with a corresponding increase in liabilities, over the period over which the employee becomes unconditionally entitled to payment. The liability is re-measured at each reporting date. Any changes in the fair value of the liability are recognised as a personnel expense in profit or loss. Additional information about significant judgements and estimates and the assumptions used to estimate fair value for cash settled share-based payment transactions are disclosed in note 10 to the Interim Financial Statements.

vi)	Impairment

At each reporting date, Caledonia determines if impairment indicators exist and, if present, performs an impairment review of the non-financial assets held in Caledonia. The exercise is subject to various judgemental decisions and estimates. Financial assets are also reviewed regularly for impairment.

vii)	Depreciation

Depreciation on mine development, infrastructure and other assets in the production phase is computed on the units-of-production method over the life-of-mine based on the estimated quantities of reserves (proven and probable) and resources (measured, indicated and inferred), which are planned to be extracted in the future from known mineral deposits. Where items have a shorter useful life than the life-of-mine, the mine development, infrastructure and other assets are depreciated over their useful life. Confidence in the existence, commercial viability and economical recovery of reserves and resources included in the life-of-mine plan may be based on historical experience and available geological information. This is in addition to the drilling results obtained by the Group and management’s knowledge of the geological setting of the surrounding areas, which would enable simulations and extrapolations to be done with a sufficient degree of accuracy. In instances where management can demonstrate the economic recovery of resources with a high level of confidence, such additional resources are included in the calculation of depreciation.

viii)	Mineral reserves and resources

Mineral reserves and resources are estimates of the amount of product that can be economically and legally extracted. In order to calculate the reserves and resources, estimates and assumptions are required about a range of geological, technical and economic factors, including but not limited to quantities, grades, production techniques, recovery rates, production costs, transport costs, commodity prices and exchange rates. Estimating the quantity and grade of mineral reserves and resources requires the size, shape and depth of orebodies to be determined by analysing geological data such as the logging and assaying of drill samples. This process may require complex and difficult geological assumptions and calculations to interpret the data. Estimates of mineral reserves and resources may change due to the change in economic assumptions used to estimate mineral reserves and resources and due to additional geological data becoming available during operations.

The Group estimates its mineral reserves (proven and probable) and mineral resources (measured, indicated and inferred) based on information compiled by a Qualified Person as defined by S-K 1300 relating to geological and technical data of the size, depth, shape and grade of the ore body and suitable production techniques and recovery rates. Such an analysis requires geological and engineering assumptions to interpret the data. These assumptions include:

●	correlation between drill-hole intersections where multiple reefs are intersected.

●	continuity of mineralisation between drill-hole intersections within recognised reefs; and

●	appropriateness of the planned mining methods.

Changes in reported mineral reserves and mineral resources may affect the Group’s financial results and position in several ways, including the following:

●	asset carrying values may be affected due to changes in the estimated cash flows;

●	depreciation and amortisation charges to profit or loss may change as these are calculated on the unit-of-production method or where useful lives of an asset change; and

●	decommissioning, site restoration and environmental provisions may change in ore reserves and resources which may affect expectations about the timing or cost of these activities.

13.	FINANCIAL INSTRUMENTS

i)	Commodity risk

From December 2022 to the date of approval of the MD&A the Company had the following put options to hedge gold price risk:

Purchase date	Ounces hedged	Strike price	Period of hedge
December 22, 2022	16,672 oz	$1,750	December 2022 to May 2023
May 22, 2023	28,000 oz	$1,900	June to December 2023
December 19, 2023	12,000 oz	$1,950	January to March 2024
March 7, 2024	12,000 oz	$2,050	April to June 2024
April 10, 2024	12,000 oz	$2,100	July to September 2024

The put options were entered into to protect the Company against gold prices lower than the strike price over the period hedged. The options are “out-of-the-money" put options which lock in a minimum price over the number of ounces that are subject to the hedge for an initial option price. These arrangements carry no further financial obligations, such as margin calls.

ii)	Credit risk

The carrying amount of financial assets as disclosed in the statements of financial position and related notes represents the maximum credit exposure. Trade and other receivables predominantly relates to gold bullion sold before the end of the Quarter and VAT receivables. The amount due in respect of bullion sales was settled at the date of the MD&A. As discussed in section 4.10, in April 2023 the Company commenced the export and sale of gold to an independent gold refiner outside Zimbabwe, which makes payment for the gold received directly into Caledonia’s bank accounts in Zimbabwe. This mechanism means that the Company is no longer exposed to credit risk from FGR in respect of the US Dollar component of its sales.

Certain of the VAT receivables were outside the agreed terms of such refunds as at June 30, 2024; engagements are underway with the Zimbabwe Revenue Authority to recover such amounts by way of cash receipts or offsets against other amounts of tax payable

iii)	Liquidity risk

All trade payables and the bank overdrafts have maturity dates that are repayable as set out in section 7 and section 8.

iv)	Currency risk

A proportion of Caledonia’s assets, financial instruments and transactions are denominated in currencies other than the US Dollar. The financial results and financial position of Caledonia are reported in US Dollars in the Interim Financial Statements.

The fluctuation of the US Dollar in relation to other currencies will consequently have an impact upon the profitability of Caledonia and may also affect the value of Caledonia’s assets and liabilities and the amount of shareholders’ equity.

As discussed in section 4.10 of this MD&A, the RTGS$ was subject to variations in the exchange rate against the US Dollar, and the same is now the case for the replacement for the RTGS$ being the ZiG. This may result in Blanket’s assets, liabilities and transactions that are denominated in ZiG being subject to further fluctuations in the exchange rate in relation to the US Dollars. In addition, the Company may be subject to fluctuations in the exchange rate between the South African Rand and the US Dollar in respect of cash that is held in Rands in South Africa.

v)	Interest rate risk

Interest rate risk is the risk borne by an interest-bearing asset or liability due to fluctuations in interest rates. Unless otherwise noted, it is the opinion of management that Caledonia is not exposed to significant interest rate risk as it has limited debt financing. Caledonia’s cash and cash equivalents include highly liquid investments that earn interest at market rates. Caledonia’s policy focuses on preservation of capital and limits the investing of excess funds to liquid term deposits in high credit quality financial institutions.

14.	SECURITIES OUTSTANDING

At August 12, 2024, being the last day practicable prior to the publication of this MD&A, Caledonia had 19,199,860 common shares issued and the following outstanding options to purchase common shares (“Options”) granted to the employees of a PR consultancy to the Company 3PPB LLC being P Chidley and P Durham:

Name of option holder	Number of Options	Exercise Price	Expiry Date
P Durham	5,000	CAD11.50($7.35)	25-Aug-24
P Chidley	5,000	CAD11.50($7.35)	25-Aug-24
P Durham	5,000	USD 9.49	30-Sep-29
TOTAL	15,000

On June 14, 2024, 5,000 options granted to P Chidley at an exercise price of CAD11.50 and with an expiry date of August 25, 2024 were exercised for a total consideration of $ $36,750.

The OEICP allows that the number of shares reserved for issuance to participants under the OEICP, together with shares reserved for issue under any other share compensation arrangements of the Company, shall not exceed the number which represents 10% of the issued and outstanding shares from time to time.

15.	RISK ANALYSIS

The business of Caledonia contains significant risk due to the nature of mining, exploration and development activities. Caledonia’s business contains significant additional risks due to the jurisdictions in which it operates and the nature of mining, exploration and development. Refer to the Annual Report on Form 20-F for 2023, which was published on the Securities and Exchange Commission's Electronic Data Gathering, Analysis, and Retrieval (EDGAR) system on May 15, 2024, for a comprehensive discussion of the risk factors and how management seeks to mitigate the risks where this is possible.

16.	FORWARD LOOKING STATEMENTS

Information and statements contained in this MD&A that are not historical facts are “forward-looking information” within the meaning of applicable securities legislation that involve risks and uncertainties relating, but not limited to, Caledonia’s current expectations, intentions, plans, and beliefs. Forward-looking information can often be identified by forward-looking words such as “anticipate”, “believe”, “expect”, “goal”, “plan”, “target”, “intend”, “estimate”, “could”, “should”, “may” and “will” or the negative of these terms or similar words suggesting future outcomes, or other expectations, beliefs, plans, objectives, assumptions, intentions or statements about future events or performance.

Examples of forward-looking information in this MD&A include: implementation schedules for, and other uncertainties inherent in, the Central shaft project; production guidance; estimates of future/targeted production rates; planned mill capacity increases; estimates of future metallurgical recovery rates and the ability to maintain high metallurgical recovery rates; timing of commencement of operations; plans and timing regarding further exploration, drilling and development; the prospective nature of exploration and development targets; the ability to upgrade and convert mineral resources to mineral reserves; capital and operating costs; our intentions with respect to financial position and third party financing; future dividend payments; the proposed sale of the solar plant; exploration activities and development of the Bilboes sulphide project. This forward-looking information is based, in part, on assumptions and factors that may change or prove to be incorrect, thus causing actual results, performance or achievements to be materially different from those expressed or implied by forward-looking information. Such factors and assumptions include, but are not limited to: failure to establish estimated resources and reserves, the grade and recovery of ore which is mined varying from estimates, success of future exploration and drilling programs, reliability of drilling, sampling and assay data, assumptions regarding the representativeness of mineralisation being inaccurate, success of planned metallurgical test-work, capital and operating costs varying significantly from estimates, delays in obtaining or failures to obtain required governmental, environmental or other project approvals, changes in government regulations, legislation and rates of taxation, inflation, changes in exchange rates, fluctuations in commodity prices, delays in the development of projects and other factors.

Security holders, potential security holders and prospective investors should be aware that these statements are subject to known and unknown risks, uncertainties and other factors that could cause actual results to differ materially from those suggested by the forward-looking statements. Such factors include, but are not limited to: risks relating to estimates of mineral reserves and mineral resources proving to be inaccurate, fluctuations in gold price and payment terms for gold sold to FGR, risks and hazards associated with the business of mineral exploration, development and mining (including environmental hazards, industrial accidents, unusual or unexpected geological or structural formations, pressures, power outages, fire, explosions, landslides, cave-ins and flooding), risks relating to the credit worthiness or financial condition of suppliers, refiners and other parties with whom the Company does business, inadequate insurance, or inability to obtain insurance, to cover these risks and hazards, employee relations, relationships with and claims by local communities and indigenous populations, political risk, risks related to natural disasters, terrorism, civil unrest, public health concerns (including health epidemics or outbreaks of communicable diseases such as the coronavirus (COVID-19)), availability and increasing costs associated with mining inputs and labour, the speculative nature of mineral exploration and development, including the risks of obtaining or maintaining necessary licenses and permits, diminishing quantities or grades of mineral reserves as mining occurs, global financial condition, the actual results of current exploration activities, changes to conclusions of economic evaluations, and changes in project parameters to deal with un-anticipated economic or other factors, risks of increased capital and operating costs, environmental, safety or regulatory risks, expropriation, the Company’s title to properties including ownership thereof, increased competition in the mining industry for properties, equipment, qualified personnel and their costs, risks relating to the uncertainty of timing of events including targeted production rate increase and currency fluctuations. Security holders, potential security holders and prospective investors are cautioned not to place undue reliance on forward-looking information. By its nature, forward-looking information involves numerous assumptions, inherent risks and uncertainties, both general and specific, that contribute to the possibility that the predictions, forecasts, projections and various future events will not occur.

Caledonia reviews forward-looking information for the purposes of preparing each MD&A; however, Caledonia undertakes no obligation to update publicly or otherwise revise any forward-looking information whether as a result of new information, future events or other such factors which affect this information, except as required by law.

17.	CONTROLS

The Company has established and maintains disclosure controls and procedures (“DC&P”) designed to provide reasonable assurance that material information relating to the Company is made known to the Chief Executive Officer and the Chief Financial Officer by others, particularly during the period in which annual filings are being prepared, and that information required to be disclosed in the Company’s annual filings, interim filings or other reports filed or submitted by it under securities legislation is recorded, processed, summarised and reported within the time periods specified by such securities legislation.

The Company’s management, along with the participation of the Chief Executive Officer and the Chief Financial Officer, have evaluated the effectiveness of the Company’s DC&P as of June 30, 2024. Based on that evaluation, the Chief Executive Officer and the Chief Financial Officer have concluded that, at June 30, 2024, the Company’s DC&P were effective.

The Company also maintains a system of internal controls over financial reporting (“ICFR”) designed under the supervision of the Company’s Chief Executive Officer and Chief Financial Officer to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with IFRS; however, due to inherent limitations, ICFR may not prevent or detect all misstatements and fraud. The board of directors approves the financial statements and ensures that management discharges its financial responsibilities. The Audit Committee, which is composed of independent directors, meets periodically with management and auditors to review financial reporting and control matters and reviews the financial statements and recommends them for approval to the board of directors.

The Company’s management, including the Chief Executive Officer and the Chief Financial Officer, is responsible for establishing and maintaining adequate ICFR and evaluating the effectiveness of the Company’s ICFR as at each fiscal year end. Management has used the 2013 Internal Control–Integrated Framework from the Committee of Sponsoring Organizations of the Treadway Commission (the “COSO”) to evaluate the effectiveness of the Company’s ICFR at June 30, 2024. Based on this evaluation, the Chief Executive Officer and the Chief Financial Officer have concluded that at June 30, 2024, the Company’s ICFR was effective.

There have been no changes in the Company’s ICFR during the period ended June 30, 2024 that have materially affected, or are reasonably likely to materially affect, the Company’s ICFR.

18.	QUALIFIED PERSON

Mr. Craig Harvey (NHD Economic Geology, MGSSA, MAIG) is the Company’s qualified person as defined by S-K 1300. Mr. Harvey is responsible for the technical information provided in this MD&A except where otherwise stated. Mr. Harvey has reviewed the scientific and technical information included in this document and has approved the disclosure of this information for the purposes of this MD&A.